Exhibit 21

LIST OF SUBSIDIARIES

The following is a listing of significant subsidiaries 100% owned by Seneca Foods Corporation, directly or indirectly:

Name	State
Dundee Insurance Company, Inc.	Utah
Green Valley Foods LLC	Delaware
Lebanon Valley Cold Storage, LLC	Pennsylvania
Lebanon Valley Cold Storage, LP	Pennsylvania
Marion Foods, Inc.	New York
Seneca Foods, LLC	Delaware
Seneca Snack Company	Washington